UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53222K205

(CUSIP Number)

Dayton Judd

Sudbury Capital Fund, LP

136 Oak Trail

Coppell, Texas 75019

(972) 304-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,821
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,821
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,821
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,821
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Dayton Judd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,416
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,821
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,416
	10	SHARED DISPOSITIVE POWER

732,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 53222K205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a) and (c) are hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Sudbury Capital Fund, LP, a Delaware limited partnership (“Sudbury Fund”);
(ii)	Sudbury Capital GP, LP, a Texas limited partnership (“Sudbury GP”), which serves as the general partner of Sudbury Fund;
(iii)	Sudbury Holdings, LLC, a Texas limited liability company (“Sudbury Holdings”), which serves as the general partner of Sudbury GP;
(iv)	Sudbury Capital Management, LLC, a Texas limited liability company (“Sudbury Management”), which serves as the investment adviser to Sudbury Fund; and
(v)	Dayton Judd, who serves as the Sole Member of Sudbury Holdings and Managing Member of Sudbury Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are parties to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with The Radoff Family Foundation (the “Radoff Foundation”), Bradley L. Radoff (together with the Radoff Foundation, “Radoff”) and Michael Lohner. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons, Radoff and Mr. Lohner. It is the understanding of the Reporting Persons that Radoff and Mr. Lohner will file a separate Schedule 13D with respect to their ownership of shares of Common Stock pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Radoff and Mr. Lohner and their investment in the Issuer.

(c)       The principal business of Sudbury Fund is investing in securities. The principal business of Sudbury GP is serving as the general partner of Sudbury Fund. The principal business of Sudbury Holdings is serving as the general partner of Sudbury GP. The principal business of Sudbury Management is serving as the investment adviser to Sudbury Fund. In addition to serving as the Sole Member of Sudbury Holdings and Managing Member of Sudbury Management, Mr. Judd serves as the Chairman and Chief Executive Officer of FitLife Brands, Inc., a developer and marketer of innovative and proprietary nutritional supplements and wellness products for health-conscious consumers.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by Sudbury Fund were purchased with working capital. The aggregate purchase price of the 732,821 shares of Common Stock directly owned by Sudbury Fund is approximately $3,760,285, including brokerage commissions.

7

CUSIP No. 53222K205

The shares of Common Stock owned by Mr. Judd were purchased with personal funds. The aggregate purchase price of the 13,416 shares of Common Stock directly owned by Mr. Judd is approximately $61,766, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 9, 2023, Mr. Radoff delivered a letter to the Issuer nominating Dayton Judd, Michael Lohner and Bradley L. Radoff for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s fiscal year 2024 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,794,719 shares of Common Stock outstanding as of May 3, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023.

As of the date hereof, Sudbury Fund directly beneficially owned 732,821 shares of Common Stock, constituting approximately 5.7% of the outstanding shares.

As of the date hereof, Mr. Judd directly beneficially owned 13,416 shares of Common Stock, constituting less than 1% of the outstanding shares.

Sudbury GP, as the general partner of Sudbury Fund, may be deemed to beneficially own the 732,821 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.7% of the outstanding shares. Sudbury Holdings, as the general partner of Sudbury GP, may be deemed to beneficially own the 732,821 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.7% of the outstanding shares. Sudbury Management, as the investment adviser to Sudbury Fund, may be deemed to beneficially own the 732,821 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.7% of the outstanding shares. Mr. Judd, as the Sole Member of Sudbury Holdings and Managing Member of Sudbury Management, may be deemed to beneficially own the 732,821 shares of Common Stock beneficially owned by Sudbury Fund, which, together with the 13,416 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 746,237 shares of Common Stock, constituting approximately 5.8% of the outstanding shares.

Radoff has represented to the Reporting Persons that it beneficially owns 841,250 shares of Common Stock. Mr. Lohner has represented to the Reporting Persons that he does not beneficially own any shares of Common Stock. Collectively, Radoff, Mr. Lohner and the Reporting Persons beneficially own 1,587,487 shares of Common Stock, which represents approximately 12.4% of the outstanding shares. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 841,250 shares of Common Stock beneficially owned by Radoff.

(b)       Each of Sudbury Fund, Sudbury GP, Sudbury Holdings, Sudbury Management and Mr. Judd may be deemed to share the power to vote and dispose of the shares of Common Stock directly owned by Sudbury Fund.

8

CUSIP No. 53222K205

Mr. Judd has the sole power to vote and dispose of the shares of Common Stock directly owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 9, 2023, the Reporting Persons, Radoff and Mr. Lohner entered into a Joint Filing and Solicitation Agreement (the “JFSA”) pursuant to which, among other things, the parties agreed (i) to form a group with respect to the securities of the Issuer, (ii) to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by Mr. Radoff), and (iii) that expenses incurred in connection with the group’s activities would be split evenly between Radoff and the Reporting Persons, with each paying 50% of the expenses. A copy of the JFSA is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing and Solicitation Agreement, dated August 9, 2023.

9

CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

Sudbury Capital Fund, LP

By:	Sudbury Capital GP, LP
General Partner

By:	Sudbury Holdings, LLC
General Partner

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Capital GP, LP

By:	Sudbury Holdings, LLC
General Partner

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Holdings, LLC

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Capital Management, LLC

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Managing Member

/s/ Dayton Judd
Dayton Judd

10

CUSIP No. 53222K205

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

DAYTON JUDD

Purchase of Common Stock	100	4.9300	07/19/2023